EXHIBIT 99.1

The interview below is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this filing has not commenced. At the time the offer is commenced, Arigene Co., Ltd. And RTM Acquisition Company will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Trimeris, Inc. will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Trimeris stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Transcript for Interview Piece on Hankyung Wow TV, Korea – October 6, 2009

Name of the Show: CEO Invitation – Young Woo Jung, President of Arigene

< Anchor > It is time for “CEO Invitation.” Today, we have here Mr. Jung Young Woo, president of Arigene, which is drawing attention from the market for acquiring a NASDAQ-listed biotech. Hello?

“Hi.”

[Subtitle]—Born in 1970 in Kimje, Junrabuk-do, Korea—Bachelor’s degree from Won Kwang University—2003: Business development, Mark Any Co., Ltd.—2005: Director, Inka Entworks Co., Ltd.—2007: Vice-President, WizMax Co., Ltd.—2009: Vice-President, Corebit Co., Ltd.—Present: President, Arigene Co., Ltd.

< Anchor > First of all, please introduce Arigene for our viewers.

“Arigene is a KOSDAQ-listed company and is a developer, manufacturer and marketer of Ubiquitous Healthcare Systems (U-Healthcare), and related medical equipment in Korea. With its planned acquisition of Trimeris, Inc., Arigene is expanding its business to the broader biotechnology industry.”

< Anchor > I understand that yesterday, Arigene announced its plan to acquire a NASDAQ-listed company through press release. Could you introduce the target company?

“I believe it is the first time for a KOSDAQ-listed company acquired a NASDAQ-listed company. Trimeris is a NASDAQ-listed biopharmaceutical company that possesses an original technology for and specializes in the treatment for AIDS. Trimeris developed Fuzeon, a AIDS treatment, based on a technology called fusion inhibitors. Trimeris produces and markets Fuzeon through Roche, a multinational pharmaceutical company from 2003. Fuzeon’s global sales amounted to approx. KRW 200 Billion in 2008, and Trimeris receives approx. KRW 20 Billion in royalty payments annually.”

[Subtitle] Trimeris Overview: Specializes in development of AIDS treatment. 2008 Revenue: KRW 27 Billion. 2008 Net Profits: KRW 10 Billion.

< Anchor > We need a closer look at the product – it must be a great product if the royalty alone is about KRW 20 Billion. Please explain in detail about the product of Trimeris?

“Viral diseases are caused by a virus entering a host cell and replicating. FUZEON is a fusion inhibitor that impairs viral fusion, a process by which viruses attach to, penetrate and infect host cells. It has been approved by the US Food and Drug Administration, EU and Canada, and patent-protected globally. Trimeris produces and markets Fuzeon globally through Roche, a pharmaceutical company famous for its distribution of Tamiflu. As mentioned before, Fuzeon’s global sales amounted to approx. KRW 200 Billion in 2008, and Trimeris receives approx. KRW 20 Billion in royalty payments annually.”

[Subtitle] Fuzeon overview: Approved by the US FDA. Production and marketing agreement with Roche. Annual royalty of KRW 20 Billion.

< Anchor > Fuzeon’s sale was KRW 200 Billion in revenues?

“Yes.”

<Anchor> Does Trimeris have any other product than Fuzeon?

“Trimeris developed the next generation Fuzeon called “TRI-1144” and initiated and completed its Phase I Clinical Trial for TRI-1144. The results of the study indicate that TRI-1144 showed improvement on effectiveness and convenience of usage. Arigene is planning to establishing an R&D center in Korea, for the further development of TRI-1144 so that it will be a Korean-American co-development and will enable the sale and marketing of TRI-1144, once it is approved by the appropriate regulatory authorities including the US FDA, to be conducted in Asia, Korea and elsewhere in the world.”

[Subtitle] Trimeris R&D overview: Next generation Fuzeon under development. Completed Phase I Clinical Trial with US FDA. Plans to co-process Phase II & III with Arigene. Targets Asia and the rest of the world.

< Anchor > How about the acquisition structure?

“It is going to be through a tender offer. We are preparing to acquire Trimeris through a tender offer for US$ 81 Million, which translates to approx. KRW 100 Billion. The transaction has been approved by the boards of directors of Trimeris and Arigene. We expect the tender offer and merger to be completed in the fourth quarter of 2009.”

[Subtitle] Trimeris acquisition structure: Tender offer for 100% stake. Acquisition size to be US$ 81 Million. Merger with Arigene’s subsidiary within this year.

< Anchor > So, it will be completed within this year?

“Yes.”

< Anchor > If the acquisition is successful, how will it affect Arigene’s financials?

“In numbers, Arigene expects Trimeris to receive approx. KRW 20 Billion in royalty payments annually. If TRI-1144 is successfully commercialized, Arigene expects to achieve KRW 200 ~ 300 Billion in revenues with KRW 30 ~ 50 Billion in profits. Important point to note is that Korea’s Arigene will have secured an original technology for AIDS treatment in the short-term. This opens up an opportunity for us to develop a variety of new drugs, through R&D center, and will serve as a stepping stone for a Korean company to vision to develop and distribute new drugs in the global market place.

[Subtitle] Acquisition benefits: Royalty KRW 20 Billion. Commercialization of next generation AIDS treatment. Expects KRW 200 ~ 300 Billion in revenues. Expand alliance with Korean biotech companies.

< Anchor > US$ 81 Million acquisition… How about the funds needed for the acquisition?

“Arigene has secured funds through a share offering and other means…”

< Anchor > How much has been secured?

“In addition to KRW 20 Billion cash Arigene originally had through previous share offerings, Arigene has secured most of the necessary $81 Million through share offerings and investors.”

< Anchor > Was it placed to third parties?

“Yes.”

< Anchor > Not to the current shareholders?

“No.”

< Anchor > So, the funds necessary for the acquisition are already secured?

“Yes.”

< Anchor > Lastly, please comment on the vision of the company for the shareholders and potential investors.

“The problem faced by the biotech industry is the uncertainty in requiring a long time and a tremendous amount of investment for development. Arigene, on the other hand, has a future vision to secure original technologies that are already showing results, through which it will be able to save time and cost.”

[Background] Arigene stock price chart for the last week.

< Anchor > The stock price was low at the beginning of the year, but it rallied during Aug., Sep. and Oct. Can you explain the reasons for the recent hike in the stock price?

“Since adding biotech business as a new business area earlier this year, we have been actively communicating with the market through various IR events. I believe the stock price reflects the fact that Arigene is actually keeping up with its plans as presented in its IR conferences.”

< Anchor > I see. This concludes our discussion with Mr. Jun Young Woo. Thank you.

“Thank you.”

This transcript may contain forward-looking information about the proposed transaction between Arigene and Trimeris, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about the parties’ managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These forward looking statements involve known and unknown risks and uncertainties that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies will be indicative of results obtained in future clinical trials; whether Trimeris will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in Trimeris’ periodic reports filed with the U.S. Securities and Exchange Commission. The forward looking statements are made only as of the date of publication. Except as otherwise required by law, the parties specifically disclaim any obligation to update any of these forward looking statements